SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.:1)*

Name of issuer:  KaloBios Pharmaceuticals Inc

Title of Class of Securities:  Common Stock

CUSIP Number:  48344T100

Date of Event Which Requires Filing of this Statement: December 31, 2013

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  (X) Rule 13d-1(b)

  (  ) Rule 13d-1(c)

  (  ) Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

13G

CUSIP No.:  48344T100

1.  NAME OF REPORTING PERSON

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  VANGUARD INVESTMENT SERIES PLC- US OPPORTUNITIES**

2.  CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

A.	B. X

3.  SEC USE ONLY

4.  CITIZENSHIP OF PLACE OF ORGANIZATION

  Ireland

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.  SOLE VOTING POWER

  2,486,375

6.  SHARED VOTING POWER

7.  SOLE DISPOSITIVE POWER

8.  SHARED DISPOSITIVE POWER

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  2,486,375

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

  N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  7.55%

12.  TYPE OF REPORTING PERSON

  FI

________________

** Previously filed under CIK 0001293310 (Feb. 11, 2013), SEC Accession No. 0000932471-13-003356.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

Check the following [line] if a fee is being paid with this statement   N/A

Item 1(a) - Name of Issuer:

  KaloBios Pharmaceuticals Inc

Item 1(b) - Address of Issuer's Principal Executive Offices:

  260 East Grand Avenue

  South San Francisco, Ca 94080

Item 2(a) - Name of Person Filing:

  VANGUARD INVESTMENT SERIES PLC- US OPPORTUNITIES

Item 2(b) – Address of Principal Business Office or, if none, residence:

Company Secretary:

Matsack Trust Limited

70 Sir John Rogerson’s Quay

Dublin 2

Ireland

Item 2(c) – Citizenship:

  Ireland

Item 2(d) - Title of Class of Securities:

  Common Stock

Item 2(e) - CUSIP Number

  48344T100

Item 3 - Type of Filing:

This statement is being filed pursuant to Rule 13d-1.  Investment company registered under section 8 of the Investment Company     Act of 1940 (15 U.S.C 80a-8).

Item 4 - Ownership:

  (a) Amount Beneficially Owned:

  2,486,375

  (b) Percent of Class:

  7.55%

  (c)  Number of shares as to which such person has:

  (i)  sole power to vote or direct to vote:  2,486,375

  (ii)  shared power to vote or direct to vote:

  (iii)  sole power to dispose of or to direct the disposition of:

  (iv)  shared power to dispose or to direct the disposition of:

Comments:

Item 5 - Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6 - Ownership of More Than Five Percent on Behalf of Another Person:

  Not applicable

Item 7 - Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company:

  Not Applicable

Item 8 - Identification and Classification of Members of Group:

  Not applicable

Item 9 - Notice of Dissolution of Group:

  Not applicable

Item 10 - Certification:

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  02/12/2014

By /s/ Michael S. Miller*

Michael S. Miller

Director

*By: /s/ Glenn Booraem

Glenn Booraem, pursuant to a Power of Attorney filed herewith.

NOTICE

FEBRUARY 12, 2014

                The purpose of this power of attorney is to give the person you designate (your “agent”) broad powers to act on your behalf and to perform any and all acts the agent deems necessary to enable the undersigned persons to comply with the applicable laws of the United States without advance notice to you or approval by you.

                This power of attorney does not impose a duty on your agent to exercise granted powers, but when powers are exercised, your agent must use due care to act for your benefit and in accordance with this power of attorney.

                Your agent may exercise the powers given here throughout your lifetime, even after you become incapacitated, unless you expressly limit the duration of these powers or you revoke these powers or a court acting on your behalf terminates your agent’s authority.

                Your agent must keep your funds separate from your agent’s funds.

                A court can take away the powers of your agent if it finds your agent is not acting properly.

                The powers and duties of an agent under a power of attorney are explained more fully in 20 pa.c.s. Ch. 56.

                If there is anything about this form that you do not understand, you should ask a lawyer of your own choosing to explain it to you.  On the date indicated in the notice above, I have read or had explained to me this notice and I understand its contents.

Vanguard Investment Series plc

Vanguard Investments Select Series I plc

Vanguard Funds plc

By: /s/ Michael S. Miller

Name:  Michael S. Miller

Title:    Director

POWER OF ATTORNEY

                Each of the undersigned persons (as such term is defined in the Securities Act of 1933, as amended) whose signatures appear below (each, a “Principal”) hereby constitutes and appoints Glenn Booraem as its agent with authority to execute in the name of and on behalf of such Principal any and all documents, certificates, instruments, statements, other filings, and amendments to the foregoing (collectively, “Documents”) determined by such Principal to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, and 13G and any amendments to any of the foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering, furnishing, or filing any such Documents with the appropriate governmental, regulatory authority, or other person, and granting to such agent full power and authority to do and perform each and every act requisite and necessary to be done in connection therewith, as fully as each undersigned Principal might or could do itself or in person, hereby ratifying and confirming all that such agent may lawfully do or cause to be done by virtue hereof:

Each Principal hereby revokes all powers of attorney which it may have heretofore granted regarding the subject matter hereof.

                The undersigned person has executed this Power of Attorney in the capacity and on the date indicated above.

Vanguard Investment Series plc

Vanguard Investments Select Series I plc

Vanguard Funds plc

By: /s/ Michael S. Miller

Name:  Michael S. Miller

Title:    Director

ACKNOWLEDGMENT

I, Glenn Booraem, have read the attached power of attorney and am the person identified as the agent for the Principal.  I hereby acknowledge that in the absence of a specific provision to the contrary in the power of attorney or in 20 Pa.C.S. when I act as agent:

                I shall exercise the powers for the benefit of the Principal.

                I shall keep the assets of the Principal separate from my assets.

                I shall exercise reasonable caution and prudence.

                I shall keep a full and accurate record of all actions, receipts, and disbursements on behalf of the Principals.

Date:  February 12, 2014

By:     /s/ Glenn Booraem

            Glenn Booraem